

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Via E-Mail
Mr. Alain Belanger
Chief Executive Officer
Corruven, Inc.
264 Notre Dame
Kedgwick, New Brunswick E8B 1H9, Canada

> **Re: Corruven, Inc.**
> **Pre-effective Amendment 3 to Registration Statement on Form S-1**
> **Filed June 10, 2013**
> **File No. 333-184669**

Dear Mr. Belanger:

    We reviewed the above-caption filing and have the following comments.

Property, page 27; Industrial Building Purchase, page 76

1. Please file the purchase agreement as an exhibit to the registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Recent Sales of Unregistered Securities, page 77

2. It appears as though you have conducted numerous private placements during the course of registration. In light of the ongoing public offering, which commenced when you filed your registration statement on October 31, 2012, please explain how your concurrent private offerings did not involve general solicitation. Refer to Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations.

    You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

<u>Via E-Mail</u>
Brad Bingham, Esq.
The Bingham Law Group
2173 Salk Avenue, Suite 250
Carlsbad, CA 92008